Exhibit (a)(9)

SEPTEMBER 17, 2015 / 12:00PM, PRGO - Perrigo Company PLC Unanimously Rejects Mylan’s Unsolicited Exchange Offer As Inadequate Conference Call

CORPORATE PARTICIPANTS

Art Shannon Perrigo Company PLC - VP of IR

Joe Papa Perrigo Company PLC - Chairman and CEO

Judy Brown Perrigo Company PLC - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Gregg Gilbert Deutsche Bank - Analyst

Annabel Samimy Stifel Nicolaus - Analyst

Ronny Gal Sanford C. Bernstein & Co. - Analyst

Sumant Kulkarni BofA Merrill Lynch - Analyst

Marc Goodman UBS - Analyst

Tim Chiang BTIG - Analyst

Liav Abraham Citigroup - Analyst

Elliot Wilbur Raymond James - Analyst

Umer Raffat Evercore ISI - Analyst

Douglas Tsao Barclays Capital - Analyst

PRESENTATION

Operator

Good morning. My name is Therese, and I will be your conference operator today. At this time, I would like to welcome everyone to the Perrigo conference call.

(Operator Instructions)

I would now like to turn the conference over to Art Shannon, Vice President, Investor Relations.

Art Shannon - Perrigo Company PLC - VP of IR

Thank you Therese. Welcome to Perrigo’s conference call to discuss the recommendations from the Perrigo Board of Directors that shareholders reject Mylan’s offer by taking no action. I hope you all had a chance to review our press release, which we issued earlier, along with our 14D-9 filings. Copies of these documents are available on our website at Perrigo.com, along with the slide presentation for this call.

Before we proceed, I would like to remind everyone that during the process of this call, Management will make certain forward-looking statements. Please refer to the important information for investors and shareholders and Safe Harbor language regarding these statements in our press release issued earlier this morning. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.

In response to the exchange offer commenced by Mylan, Perrigo has filed a solicitation recommendation statement on schedule 14D-9 with the Securities and Exchange Commission. Security holders are urged to read this solicitation recommendation statement and other relevant materials if and when they become available, because they will contain important information.

The solicitation recommendation statement and other SEC filings made by Perrigo may be obtained when available without charge at the SEC’s website at SEC.gov, and at the Investor Relations section of the Perrigo website at Perrigo.investorroom.com. Following Management’s review of the presentation, we’ll open up the call for questions. I would now like to turn the call over to Perrigo’s Chairman and CEO, Joe Papa.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Thank you, Art, and welcome everyone, thank you for joining us today. With me today also is Judy Brown, Perrigo’s Executive Vice President and Chief Financial Officer. The agenda for today is on slide number 3.

As you know, on April 6, Perrigo received an unsolicited proposal from Mylan to acquire all outstanding shares of Perrigo for $205 a share. Perrigo’s Board considered this proposal, in concert with our advisors, and determined that it substantially undervalued our Company and our future growth prospects. Mylan made two subsequent formal offers to acquire all of the outstanding shares of Perrigo, with the final offer being a $75 in cash and 2.3 shares of Mylan for each Perrigo share outstanding.

These offers were rejected by our Board, which noted that both of the subsequent offers were less than the original $205 that was previously rejected. On September 14, Mylan launched a tender offer for Perrigo. Yesterday’s closing price at $49.01 from Mylan makes the final offer on the table $187.72 per share, again, significantly below the initial offer. Since Mylan formally launched the tender offer, the Perrigo Board has convened to consider its merits, and concluded the Mylan’s offer substantially undervalues the strength of the Perrigo business, our operations, and our future growth prospects.

In fact, our Board’s independent advisors and I all believe that the current offer on the table is not even in the right ZIP code, when compared to Perrigo’s stand-alone value. Today, we have issued our strong and unanimous Board opinion and recommendation that Perrigo shareholders do not tender into Mylan’s inadequate offer, as this is not in your best interest.

Now, we would like to walk you through a number of the factors the Board evaluated to come to this recommendation in detail. From the inherent value destruction displayed by this final offer today to the corporate governance prison that would present shareholders from receiving an appropriate value for their — and realizing any upside tomorrow. This is fundamentally a bad deal, which underpins our Board’s recommendations.

Moving to slide 6, we outline each element of the value destruction Mylan has put on the table, which I will walk you through in more detail, and Judy will, as well. Here is why our Board has recommended against the transaction. First, this is a bad deal for Perrigo shareholders, it offers a very poor premium, and denies shareholders immediate compelling financial benefit.

Second, the value destruction inherent in this combination, coupled with limited upside our Board sees as Mylan’s currency, or their shares, means there will be little financial benefit for shareholders down the road. And third, in the long term, shareholders will lose out even more value due to Mylan’s irresponsible corporate governance behavior, which essentially ensures the stock will always trade, which many would refer to, what I would quote, a governance discount.

Mylan cannot win the hearts of Perrigo shareholders based on the merits of this offer, so they are trying to win, based on fear and coercion. The Perrigo Board is convinced our shareholders will see through Mylan’s scare tactics and evaluate this offer for what it is, an unreasonable offer for a Company with a strong growth trajectory ahead, and a track record of delivering value to shareholders while treating shareholders as partners in our business.

Judy Brown - Perrigo Company PLC - EVP and CFO

Moving to slide 7, in April, our Board rejected a $205 offer, because it is substantially undervalued Perrigo’s standalone value and growth prospects, regardless of the components of consideration. Even if this had been an all-cash offer, it would have still substantially undervalued Perrigo. However, approximately two-thirds of this offer comprised of Mylan stock. As a result of this significant equity component, the Board had a fiduciary duty to conduct thorough due diligence on Mylan’s business prospects, and corporate governance track record, and concluded that these factors, among others, would create untenable risk for our shareholders.

Mylan’s current offer substantially undervalues Perrigo, offering shareholders a meager 13% premium. The so-called premium of this offer doesn’t come close to adequately compensating Perrigo’s shareholders for the strength of our business, and the risk of value destruction associated with accepting Mylan’s currency.

In fact, looking at slide 8, this premium is the lowest unaffected premium of any biopharmaceutical transaction of its size since early 2012. The quote-endquote premium Mylan is offering is just a third of the standard for comparable transactions, hardly the highly attractive offer that the Mylan attempts to claim it is. Ironically, the premium Mylan is offering you, the Perrigo shareholder, is about a quarter of that offered by Teva for Mylan, an offer that Mylan rejected summarily before the ink was even dry or its Board had even met to discuss Teva’s offer. At this price and at this premium, Mylan’s offer is nothing more than an attempt to steal Perrigo from you.

Turning to slide 9, this is a deal that, by Mylan’s own admission, is dilutive to Mylan’s adjusted EPS for least three years, even if all of Mylan’s purported synergies are fully realized. Based on consensus Wall Street estimates the dilution in year one will be in the double digits. These estimates are based on Mylan’s ability to achieve an overly optimistic synergy target of at least $800 million. We see this as challenging, when factoring in the limited operational similarities between the two companies, and Perrigo’s already lean business model.

And what Mylan hasn’t told you is there are potentially very material negative synergies in product divestments and supplier contracts with change of control provisions, which could put significant revenue at risk. This is a fact that Mylan has not disclosed.

For example, Perrigo currently has supplier contracts with change of control provisions, which translates to approximately $1 billion. If, or more appropriately, when, these targets are missed, the deal will become even more dilutive to adjusted EPS and more financially unattractive for holders. But don’t just take our word for it, ISS recommended against this offer, stating quote — shareholders might prudently ask themselves why even the best-case scenario a management team can demonstrate will still require more than three years to become accretive — end quote.

Turning to slide 10, another concern is Mylan’s significant shareholder overhang. Mylan’s largest shareholder, Abbott, has clearly indicated its desire to exit its investment in Mylan sooner rather than later. As you saw from the registration statement that was filed on the very day of Mylan’s tender offer, Abbott is seeking an exit of its entire 14.2% stake in Mylan. Abbott’s CEO, Miles White, has stated that they did not intend to be long-term shareholders of Mylan. This is hardly a vote of confidence in Mylan’s long-term strategy from its largest shareholder.

Abbott and Teva together represent approximately 19% of Mylan’s ownership, and both have indicated their intention to exit the stock. Investors should also be concerned with the near-term imbalance of buyers and sellers if the deal takes place. There will be large groups of shareholders wanting to sell Mylan shares. While, sadly, I don’t have Robert Coury’s crystal ball to predict future stock prices, the downward pressure on Mylan’s share price after the deal will likely make it a challenging exit to realize the value of their shares.

Given approximately two-thirds of Mylan’s proposed consideration consists of Mylan stock, Mylan’s weak business profile is of great concern for Perrigo shareholders. As Perrigo shareholders, you have seen the growth we have delivered throughout the tenure of this Management team. The market has rewarded Perrigo’s performance and strong growth rates with the premium valuation. We have earned our valuation and multiple, based on the strength of Perrigo’s high-growth durable businesses, leading market shares, high-quality products, proven Management track record, and our significant space to consumers.

If this transaction occurs, Perrigo shareholders would own a significant stake in a slower growth and riskier business, resulting in multiple contractions of the combined companies relative to Perrigo and reduce value for Perrigo shareholders. In short, we don’t want Mylan’s inferior growth profile and valuation to be a drag on what Perrigo stands to achieve on its own, and nor should our shareholders. As I said a moment ago, they are trying to steal this company.

Turning to slide 12, I would like to discuss why Mylan’s product portfolio and pipeline have significant concentration risk. Its largest individual product, EpiPen, which accounted for 11% of revenues in 2014, and is estimated to account for more than 20% of Mylan’s adjusted EPS, is soon expected to encounter generic competition. In fact, the CEO of Teva stated publicly that he expects the FDA to approve the ANDA of its generic version of EpiPen later this year.

In contrast, in our diversified portfolio of thousands of products, no single product represents greater than 6% of our net sales, and there is no near-term patent cliff risk. Further, Perrigo’s extensive new product pipeline includes $1 billion from hundreds of new product launches expected over the next three years, and that number doesn’t even include any new products from our branded consumer healthcare segment.

Moving on to slide 13, another troubling risk the Board evaluated with the potential combination is the declining growth rate of Mylan’s established pharmaceutical division. Approximately 20% of Mylan’s 2014 revenues came from its EPD assets, assets which had a CAGR of negative 9.4% between 2011 and 2014. Abbott is a well-run organization, so if the EPD assets were declining 10% in its hands, our Board believes it will be difficult for Mylan to drive top line growth from this asset. This is exemplified by analyst comments that the performance of EPD since the acquisition has been below management expectations from a year ago, as noted on the slide.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Judy talked about the financial metrics. Next question, what about the corporate governance side of Mylan?

Turning to slide 15, beyond just the financial risk of the deal is the fact that Mylan’s corporate governance track record is nothing short of abysmal. Proxy advisory firms have criticized Mylan for its deficient corporate governance values, which undermine shareholders’ rights at every turn. Mylan’s track record and corporate structure ensure that the company trades with and has truly earned what at least one analyst labeled a corporate governance discount. This is aligned with Mylan’s public statement that the US is too shareholder centric. All I know is, when I went to business school, admittedly a long time ago, I learned that shareholders own the Company and that all Boards have a fiduciary duty and obligation to their shareholders.

Turning to slide 16, Mylan’s disregard for shareholders is exemplified by its extreme array of anti-takeover measures, including the stitching poison pill device which they put in place just one day before launching their unsolicited proposal for Perrigo. According to reports, this poison pill was not readily apparent to shareholders when they ratified Mylan’s Dutch inversion. There are now multiple lawsuits by Mylan’s shareholders attesting to this fact. Mylan has consistently disregarded corporate governance best practices and denied shareholders’ rights. They have imposed or threatened restrictions that will ignore shareholders’ interest when it suits them.

Just this week, they launched their offer, yet ignored a legal requirement to post a prospectus to our Israeli shareholders, holders of over 10% of Perrigo’s shares outstanding. The Perrigo Board has not and will not ever treat our shareholders this way. Notably, by deploying the stitching and flaunting bulletproof takeover defenses in order to neutralize Teva, Mylan destroyed at least $14 billion in potential shareholder value. Simply put, this is why corporate governance matters.

Turning to slide 17, Mylan has been cited for a litany of other questionable actions. According to the Wall Street Journal, Mylan’s lead independent director sold property to a related third-party for $1 just hours before Mylan bought it for $2.9 million. The director in question is also the current head of Mylan’s compensation committee, a committee that has been cited repeatedly by ISS and Glass Lewis for excessive compensation practices. Feel free to read the details by yourself on the slide, and in the Wall Street Journal. We think it is important for all Perrigo shareholders to understand the culture of the Mylan board and management team.

Turning to slide 18, this cavalier attitude toward shareholders is explicit in the choices Mylan has made to create a foundation for a governance prison wherein Mylan shareholders have no realistic chance of receiving a takeover premium. These choices are the reason why Mylan does not trade at the multiple of peers. The decision to ignore good governance practices has eroded value, and will continue to do so in the future. For the reasons I have outlined so far, virtually all of the shareholders I have spoken with understand that this is a diluted deal, not just in year one, but in year two, and year three. And with the negative revenue synergies that we have outlined earlier, possibly in year four and beyond.

Mylan can’t get 80% of Perrigo shareholders to tender this bad deal. Mylan knows this, which is why they’ve lowered the threshold to 50%. Mylan is not going to get the 50%. They can’t win on value, so they can only try to win on fear.

Slide 19 outlined Mylan’s reckless choices to lower the acceptance threshold that would make this financially unattractive deal even worse. It puts every Perrigo shareholder at even greater risk. There seems to be some uncertainty in the market and media about what the scenario would actually entail. While Mylan claims that the failure to achieve the 80% threshold would not hinder their ability to acquire Perrigo, this is simply not true.

In order to get the facts straight, let’s spend a minute about talking about the mechanics of this even worse scenario that Mylan has introduced. What you would have, should we get into this scenario, is two publicly-traded companies, there would be two publicly traded stocks in the open market with two cost structures, two headquarters, two CEOs, two CFOs, two General Counselors, and so on. It would have to have two Independent Boards of Directors who owe fiduciary duty to each of their respective shareholders. It would be a definition of chaos.

Under this scenario, the already optimistic synergies Mylan promises would be all but impossible to achieve. This would lead to additional dilution, and further, this action would result in an inability to capture the Perrigo cash flows. The risk to Mylan’s capital structure of such a scenario has also been noted by Moody’s. Mylan’s ability to maintain an investment grade rating through this chaotic scene and frankly improbable, despite their protests to the contrary.

Mylan’s has offered no clear plan or pathway to address the dire risk inherent in this scenario. Mylan has publicly stated that it has not yet formulated detailed plans for realizing operational synergies if the offer closes below 80%. All that Mylan has offered is the threat to delist Perrigo shares from both the New York Stock Exchange and the TASE without any stated business justification.

The Perrigo Board believes such action would have serious legal ramifications, and that this is a thinly-veiled threat to do nothing more as a tactic to coerce Perrigo shareholders into tendering the offer by instilling fear, while not tendering their shares. It is indicative of a value-destructive management style. Mylan has said they are a stakeholder company, not a shareholder company, but Mylan cannot reasonably argue that the lowering of the tender threshold would benefit any stakeholder group. Mylan’s willingness to risk these negative consequences of closing offer without being able to fully acquire Perrigo further demonstrates Mylan’s reckless disregard for shareholders.

Turning to slide 20, I’m here to speak to our shareholders and investor community about what it’s worth noting that this deal would have negative consequences for the entire Perrigo ecosystem. In a survey of our employees, 98% of our employees agreed this is a bad deal, and I would like to add that we have a significant number of our 12,500 employees that are also shareholders. Change of control would affect the entire Perrigo ecosystem from our suppliers, to our customers, to patients.

As we mentioned, Perrigo currently has supplier contracts with change of control provisions, which relate to approximately $1 billion of revenue. In addition, there is additionally product divestment that would need to occur. For this reason, we do not believe this is a good deal, we think this is a bad deal for everyone. Everyone recognizes this deal for what it is, risky for investors, undesirable to Perrigo employees, concerning for Perrigo customers, and threatening to Perrigo supplier relationships. This is a bad deal for everyone.

Turning to slide 22, Perrigo investors do not need to accept a bad deal to realize growth. The strength of our base business and the promise of inorganic growth opportunities we see on the rise are poised to deliver value in excess of the meager offer on the table today.

Here, on slide 22, we outlined our standalone value proposition under the Base Plus-Plus-Plus model. I know this isn’t the first time you have seen this, but it reiterates Perrigo’s strategic advantages, that are difficult to replicate. Base Plus-Plus-Plus has delivered for our shareholders, and it will continue to do so. As one of our shareholders aptly said, if you wait a few months, shareholders will see the same price as Mylan’s inadequate offer without the risk and hassle.

As you are well aware, we are good at M&A. We have consistently demonstrated our ability to execute on value-accretive deals. From immediately accretive bolt-ons like the four we have completed since Mylan’s first unsolicited offer, to the expansive acquisitions like Omega, we have been consistent in our drive to deliver shareholder value through inorganic growth.

We are always looking. We have a rigorous disciplined approach to evaluating M&A opportunities, which will continue to drive value above and beyond our current organic CAGR goals. We are empowered to do so by the strength of our balance sheet, our cash flows, and by our corporate structures. Going forward, we are going to be aggressive in creating near-term values for shareholders in excess of Mylan’s final offer. In one year, when you look at Perrigo, you will see a bigger, stronger company delivering value well above Mylan’s offer today.

This balanced strategy has rewarded Perrigo shareholders with a total shareholder return of over 970% since 2007, far above what Mylan has achieved in that same timeframe. In that time period, we have successfully integrated 27 acquisitions with trailing 12-month net sales of more than $3.2 billion, all while maintaining a focus on return on invested capital. By tendering, shareholders would lose out on our compelling growth trajectory, and also it’s worth noting, our commitment to returning capital to shareholders via increasing dividends.

To realize the same value for Mylan, shareholders would have to bank on its share price rising, since Mylan has a historic practice of not paying dividends to shareholders. We have already outlined some of the burdens that Mylan’s share price could face going forward.

Turning to slide 25, I also want to take a moment to highlight Perrigo’s strong and award-winning history of responsible corporate governance practice. As I have said repeatedly, I believe it’s deeply in responsibility to shareholders, and our obligation to build sustainable long-term value, which informs everything we do. We are proud of our commitment to do right by shareholders and to sound corporate governance. We believe that good corporate governance yields value for shareholders.

We don’t have a shareholder rights plan or a stitching, and we structure compensation through our long-term return on invested capital enhancing decision-making. Our Board knows that their primary responsibility is to drive shareholder value. We have placed that at the core of everything we have done over the past few months in evaluating this particular transaction. This is a bad deal, period.

Simply stated, Perrigo has an outstanding track record — on slide number 26, of creating value and promising a future as a durable standalone company. This offer falls far short of the fair value of Perrigo and our future prospects. I am personally excited about what the future holds for Perrigo, and as a shareholder myself, I would not give up the upside I see in Perrigo by tendering my shares into this risky, bad deal.

Our future is bright, and by continuing to execute on our strategy, Perrigo can deliver shareholder value well above what Mylan offers. I said it before, and I will say it again. This is a bad deal. Mylan can’t win on the meager, actually I would call it insulting, premium on the table, the lowest for comparable transactions in several years. They can’t win on accretion. This transaction will be dilutive to Mylan EPS at least until year four. They can’t win on growth. This transaction would be dilutive to Perrigo’s superior growth and valuation.

So with all of that, what is this all about? It’s about ego, it’s about the ego of Mylan’s executive chairman. Mylan is trying to push through a transaction by instilling the fear of being a minority shareholder an even worse scenario than they have introduced in the first place, rather than on the basis of the benefit or financial rationale, or value, the things you care about. That’s because the financial rationale and the benefits are nonexistent.

They are painting a picture of greener grass on the other side, because they can. Don’t let them do that. We know that virtually all of you see this for what it is, a bad deal. If everyone knows this is a bad deal and doesn’t go for it, Mylan won’t be able to steal your company, and I’m confident in Perrigo’s ability to see the value of this offer. Base Plus-Plus-Plus has delivered for our shareholders, and will continue to do so.

On behalf of the Perrigo Board of Directors, I strongly urge you to protect your investment in Perrigo, and not tender your shares into Mylan’s inadequate offer. Thank you all for the continued support of the Perrigo Company over the last several years, and I look forward to engaging with you over the coming weeks. I will now open up the call for questions.

Operator, if we can open up the call for questions, and I would ask you to keep your questions to one, please.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from Gregg Gilbert with Deutsche Bank.

Gregg Gilbert - Deutsche Bank - Analyst

Yes. Thank you. Good morning. I was hoping you could offer any color, Joe, on whether there have been any discussions with either other potential acquirers of Perrigo, or whether you’re also, or instead, in advanced processes with any material acquisitions at this point? Thanks.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Good morning Gregg, thank you for your questions. As you know, we have a great record on M&A. Over the last nine years, we’ve completed and integrated 27 transactions. They all have one thing in common, we create value for the Perrigo shareholders. With that in mind, I would be surprised, as I said in the call, in a year, if Perrigo is not bigger, better and more valuable.

As for the specific parts of considering a sale or any other transaction as a public company, a responsible public company, we have never said no, or not any price. This Mylan offer specifically is a bad deal. And we are all open to greeting shareholder value in any type of transaction, strategic transaction that maximizes value, we will consider it. So I think it’s important to say we’re open for all different scenarios, but this is all about this particular transaction, the Mylan transaction that we believe is a bad deal.

Operator

Thank you. Your next question comes from Annabel Samimy with Stifel.

Annabel Samimy - Stifel Nicolaus - Analyst

Thanks for taking my question. We heard from investors that there are really no other protective measures that you can take other than larger M&A or a white knight to thwart the deal. So is this a true statement? If not, what tools do you have at your disposal, other than some other large M&A transactions?

Joe Papa - Perrigo Company PLC - Chairman and CEO

I think that the first comment I have to say is go back to what we were talking about before. This transaction is associated with a very meager, if not insulting, premium. This transaction is associated with a dilutive to our growth rate, dilutive to our earnings, our combined earnings, it is dilutive to what we would perceive as our P/E multiple. All the financial metrics we ran down, this transaction does not make sense. With that in mind, we think that’s the first and foremost place to start.

As a standalone Company, we have a bright future, and we believe the Perrigo shareholders will see that. And also they’ll see some of the negative corporate governance tactics that have been taken by the Mylan company. So for that reason, we think we have a very strong standalone case. As I said to, in answer to Greg’s question, we are a company, a public company, we’re not beyond considering other alternatives. But I think at this point, we think we have a very strong standalone case. Operator, next question?

Operator

Thank you. Your next question comes from the line of Ronny Gal with Bernstein.

Ronny Gal - Sanford C. Bernstein & Co. - Analyst

Good morning, and thank you for taking my question. Joe, you outlined the picture of the future growth. What I’m surprised you have now done here is put down some concrete numbers on earnings, potential transactions, cost savings. Something that kind of demonstrates to us who did not know the Company as well as you do the value of it as an independent organization. To some extent we are comparing concrete number coming in from the Mylan side with your argument for a bright future, but there is no end number there that we can just divide and multiply and argue — ha, that is better. Can you give us any additional color as to some of those numbers? Is there going to be a potential cost-cut? Is there a clear acquisition, one which will go through, which will drive up your earnings by 20% to 30%? Some sort of concrete measure you can take from this point forward?

Joe Papa - Perrigo Company PLC - Chairman and CEO

Thank you for the question, Ronny. I think the way I would say it is that the way we focused on this, and as I referred to in the document, on the Base Plus-Plus-Plus strategy. That strategy is associated with revenue growth in the 5% to 10% range.

In addition to that 5% to 10% range we now have the Omega transaction that, as you have seen in the last quarterly report, has done outstanding, and we are very excited about bringing that into the business and looking for additional deals. On top of that, what we have done since this transaction has first been announced is we have done four additional accretive transactions that bring that into our mix, in terms of what we are looking at for the future. That 5% to 10% organic growth, even more in the bottom line, plus the transactions that we have done, the four transactions we think are a very sound foundation for us going to the future.

In addition to that, we will continue to look at additional M&A activities, as I talked about before. I think the way to say it, say it best is that before the Mylan transaction, we have done approximately 23 transactions. During this Mylan transaction, we have done four transactions. If I think about what we’re going to do after this, we’re going to do more. This is something that as we think about where we will be a year from now, Perrigo will be a bigger, and better and more valuable company, and that’s really the way we believe is the right way to answer that question, Ronny.

Thank you. Operator, next question.

Operator

Thank you. Your next question comes from Umer Raffat with Evercore ISI.

Joe Papa - Perrigo Company PLC - Chairman and CEO

I think we will have to come back to that. Is there another question?

Operator

Yes sir. Your next question comes from Sumant Kulkarni with Bank of America.

Sumant Kulkarni - BofA Merrill Lynch - Analyst

Good morning, thank you for taking my question. Could you comment on how your business development priorities may have changed in the light of this offer, given that adjacent activities may not qualify as large enough to fend off Mylan? Thanks.

Joe Papa - Perrigo Company PLC - Chairman and CEO

I think as I said — thanks for the question, Sumant. As I said in the script, we’ve gone through what we’ve said about the call, we really believe that we have been very effective in doing everything from very small bolt-on transactions to larger deals like the Elan deal, the Omega deal, and we will continue to look at all forms of transactions, and that’s really what the best way to answer the question is. We believe there is a lot more we could do for our business as we think, putting on, bolting on additional assets, getting accretive transactions. Since this has been out, we have already done four. Admittedly smaller transactions, but very accretive transactions that really take advantage of this new footprint that we have, that we just closed on Omega on March 30. So we think there is a lot more we can do with the transaction that represents Omega as we bring together even larger geographic footprint to take advantage of the Perrigo portfolio of products. So a lot more we could do, I think those transactions could be small to very large, and I will probably just leave it at that for right now.

Judy Brown - Perrigo Company PLC -EVP and CFO

I would just, building on what Joe just said. The phrase bolt-on should not be taken as a misnomer for these smaller tuck-in type things that we are doing just a mere five years ago. If you think about the scale and breadth of our business today, the geographic reach, the strength of the balance sheet, and our ability to reach into the investment-grade market, how we define bolt-on today can be much larger and add significant more balance sheet, EPS accretion and ROIC enhancement going forward. So don’t assume that when we say tuck-in or bolt-on that it looks and feels the way it would have in 2008. It can be much broader and sweeping well beyond the scale of something like Omega.

Sumant Kulkarni - BofA Merrill Lynch - Analyst

Thanks for that.

Operator

Your next question comes from Marc Goodman with UBS.

Marc Goodman - UBS - Analyst

Joe, you mentioned that you see little upside value in Mylan’s stock. Can you just expand on what you mean there? Thanks.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Absolutely Mark. I am not going to claim to be an expert on projecting Mylan’s sales numbers or revenues. But here’s what I will say. It’s very clear, based on comments, that Mylan is going to face a generic threat to one of their largest products, that is EpiPen. EpiPen represents approximately 11% of their revenue, probably up to about 20% of their operating income. If that happens, it would be a major problem, as all of you know in the industry, when you get a generic product against a product like that.

Number two, the facts are very clear that in Abbott’s hand, their established products group was declining at 9.4%, as Judy outlined in her comments. We believe Abbott is a good company and the fact that Abbott, in Abbott’s hands, that it was declining 9.4% represents a significant path to what Mylan will have to make up for, as they go forward. Let me just add that would the Perrigo transaction occur, which we do not believe it would be, would occur, that we have about $1 billion of product revenue from the Perrigo Company that is associated with change of control, where if there is a change of control, it’s in the contract, it puts at risk that $1 billion of revenue.

Mylan hasn’t addressed this at all, and that we think is a very serious shortfall. That’s the reason why people don’t try to do $27 billion hostile takeovers, it just doesn’t make sense. So that’s the reason we believe this is a bad deal.

Marc Goodman - UBS - Analyst

Can you help us understand what this $1 billion of product revenue is? Are these contract manufacturing agreements that you are doing for somebody else that could go away, are these likely to go away in the change of control? What exactly are they?

Joe Papa - Perrigo Company PLC - Chairman and CEO

We in our agreements with our suppliers, we have products that we acquire from other companies, or work with other companies. We have very large pharmaceutical companies that, should Perrigo experience a change of control, the source of that revenue could be removed, and we would lose that revenue, and that profitability from our calculations in our ability to go forward. It could have very important prospects for our materials, for our products, for our packaging. That is a big deal, and Mylan has had no comment on that at all.

Obviously, we think that is a very important consequence of — this is why I said, people don’t attempt hostile takeovers of this kind of level. Mylan made a decision to make this a hostile event, we never did. They chose to make this public, we tried to tell them don’t do that. Let’s have a discussion, they chose not to do that. They chose the price to offer, this is the consequences of what they have done.

Marc Goodman - UBS - Analyst

Thanks.

Operator

Thank you. Your next question comes from Tim Chiang with BTIG.

Tim Chiang - BTIG - Analyst

Joe, just going back to the supplier comment that you made about $1 billion. Is that revenue that is tied to OTC products? Or is it tied to prescription products predominantly?

Joe Papa - Perrigo Company PLC - Chairman and CEO

It is all of our product portfolio. But to be clear, realize that the majority of our products are OTC products, both for the Omega organization, as well as for the Perrigo organization. So just remember it is across our entire portfolio.

Tim Chiang - BTIG - Analyst

I just wanted to ask one follow-up. I mean it seems like most of the questions that have been asked are all sort of gearing toward the same point, which is does it make sense to propose an alternative acquisition that has accretion the sort of supersedes Mylan’s offer? It seems like you have answered that question, but not directly. I just wanted to ask that question. I mean, do you think that makes sense, or not, at this point?

Joe Papa - Perrigo Company PLC - Chairman and CEO

I tried to answer. I will try one more time, and hopefully will make it even better, Tim. Relative to what I said, I think we have got a great track record on M&A, we’ve done a great number of deals, 27 deals. We’ve done 23 before Mylan, we’ve done 4 after — during this Mylan issue that we faced.

We will be looking at doing more during and after. So we are going to continue to look at deals that make sense to create value for Perrigo shareholders. As I said, I would be surprised if a year from now, if we are not bigger, better and more valuable to our shareholders.

Tim Chiang - BTIG - Analyst

Okay, great. Thanks, Joe.

Operator

Thank you. Your next question comes from Liav Abraham with Citi.

Liav Abraham - Citigroup - Analyst

You highlighted several risks under this scenario, that greater than 50% but less than 80% of shares attended. Including risk to debt and financing, I think that’s an important point. Could you go into that in more detail, and particularly how your debt and financing costs could be affected under this scenario? Thank you.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Judy, why don’t you take that on the debt financing?

Judy Brown - Perrigo Company PLC - EVP and CFO

Certainly. Depending on ownership levels, depending on the mechanics between the two entities, legal entity structures, the question that we have raised over and over is the ability to use, utilize Perrigo cash flows to service the enormous amount of debt that they will certainly need to take on to effectuate this transaction, being a 50%, 70%, or 100% acquisition. The questions that then are raised, are they able to maintain investment grade, what are their costs of financing? I again, I come back to not being able to fully utilize 100% of Perrigo cash flow.

Why? Because the Perrigo cash flows will serve as Perrigo debt, but it will also need to be, in theory dividended into Mylan. And to dividend into Mylan, they cannot get their hands on 100% of those flows. The minority shareholders we would need to receive those dividends also. It is — I will call it as sticky and as inefficient a process as you can imagine, because you do not have efficient mobilization of cash on a global basis between legal entities, and throughout all of this, and the Board of Directors has responsibility to minority shareholders who will most certainly not necessarily want to see their funds used to service Mylan’s debt. So when we talk about the flows of cash and the trouble with this structure, it comes down to who gets the money, and how much of it is left behind in various jurisdictions, and with various pools of shareholders.

Joe Papa - Perrigo Company PLC - Chairman and CEO

What we said in our comments is, it would be very chaotic to our shareholders, to our debt holders, to our customers, to our suppliers, and to our employees. And for that reason, we think this is a bad deal.

Judy Brown - Perrigo Company PLC - EVP and CFO

A well-run company is going to manage the flows so that it maximizes value, and this most certainly would not do that.

Liav Abraham - Citigroup - Analyst

Are their implications to your debt if Mylan’s debt downgraded?

Judy Brown - Perrigo Company PLC - EVP and CFO

If Mylan’s debt is downgraded?

Liav Abraham - Citigroup - Analyst

If Mylan’s investment-grade rating is downgraded?

Judy Brown - Perrigo Company PLC - EVP and CFO

On our debt in a situation where we are at 51% majority owned by Mylan?

Liav Abraham - Citigroup - Analyst

Yes.

Judy Brown - Perrigo Company PLC - EVP and CFO

In that scenario, our debt on a standalone is technically triggering into a change of control. And so throughout our entire debt structure, there is risk. Yes.

Liav Abraham - Citigroup - Analyst

Thank you.

Operator

Your next question comes from Elliot Wilbur with Raymond James.

Elliot Wilbur - Raymond James - Analyst

Good morning. It certainly seems like you have done an excellent job in terms of winning hearts and minds, and hopefully that carries through to pocketbooks, as well. Just outside of the perceived inadequacy of the consideration that Mylan has put forward and the governance characteristics that you have talked about, and the shortcomings maybe in execution, Joe. It seems like when you think about this combination, in terms of strategically, there are a lot of things about the deal that you just don’t like in terms of putting together the pieces of the two businesses.

Obviously, if you wanted to be in the solid dose US generic business, which is certainly Mylan’s most important segment, you would have been there a long time ago. It doesn’t really seem like Perrigo has been all that active at looking at a solid dose generic platforms. So maybe you can talk about longer-term why you think that strategically, even outside of some of the other issues that this business combination as value dilutive relative to your standalone strategy?

Joe Papa - Perrigo Company PLC - Chairman and CEO

I think that’s a great comment, Elliot, I’m glad you brought it up. I do believe that as we think about this transaction, as I have said a couple of different times now, we think it is a bad deal, and part of it is the strategic intent. As you know, as we have thought about where we are going with our Rx business, our generic Rx business, we have got one of the best growth rates and the best margins in the Rx business, because of exactly what we’ve done. We think product selection is very important.

We have focused our business on what we refer to as extended topicals, products that are applied topically, dermatology, respiratory, nasal, opthalmic products that are absorbed topically. We think those make more sense for what we do, and what we do really well. It would be a complete change in what we have attempted to do so far, would be the first comment.

The second comment, is to me, it really goes to the transaction specifics. We’re not against a deal, we’re against a bad deal. It has a limited premium, as Judy ran through it. It’s going to be dilutive to our growth rate. It’s going to be dilutive to our P/E multiple, and it’s associated with a company that has some corporate governance issues. So for those reasons, we’re sitting here today and saying, this does not make any financial sense. And so, I think you made a comment on winning the hearts and minds, we believe that it’s a factual, we’re not getting emotional, it is simply fact-based shareholder metrics, we believe this does not make sense. It is a bad deal. So that’s really the way we have approached it and the way we will continue to approach it as a Company. Operator, our next question?

Operator

Thank you. Your next question comes from Umer Raffat with Evercore ISI.

Umer Raffat - Evercore ISI - Analyst

Thank you for taking my question. Can you hear me this time?

Joe Papa - Perrigo Company PLC - Chairman and CEO

Yes.

Umer Raffat - Evercore ISI - Analyst

Okay, thank you. I had three if I may. Number one, if you were to engage in M&A that requires a shareholder vote, how quickly can that vote be scheduled? Two, are you interested in animal health as part of Base Plus-Plus? And then finally, we were trying to understand the FTC subpoena and the CID regarding Mylan’s acquisition. And just wanted to understand, is there any significance of that FTC extension through November 20, relative to your shareholder meeting, as well as relative to the initial tender expiry? Thank you.

Joe Papa - Perrigo Company PLC - Chairman and CEO

I will start, and Judy, you may want to add some things. On the first question, on the M&A, we believe one of the great things about the Irish governance prospects is that we believe that whatever we choose to do will simply go to our shareholders. So all that would have to be approved by our shareholders. In many ways, we put forth a transaction that is a larger size, which would simply at that point need to go to our shareholders. In many ways, I would view it as the Mylan tender process would essentially be a referendum on whether or not our shareholders want the transaction that we proposed. I think the reality is, it would first be the referendum that occurs with the Mylan transaction — sorry with the Mylan tender process, that would be a referendum on any transaction that we put forth, so I think that’s a way to think about it.

On the question of the animal health, do I still believe the animal health is a great opportunity for the Perrigo Company? The answer is yes. We like animal health. As you know, it’s been a place that we have focused on, specifically in the area of the flea and tick products of course, but that is an important process.

And on the FTC, I really can’t provide additional comments, other than I do know there will be divestments that will be required by the FTC review, I won’t submit a specific comment, but I think that part of the comments that Judy made and I made on this question of a loss of potential revenue up to $1 billion. Part of it is divestment, but part of it would be the supplier change of control contracts that are part of our existing agreement. So in totality that is a very large number, $1 billion on a company like Perrigo that has — over $1 billion on a company that has a run rate of approximately $6 billion.

Umer Raffat - Evercore ISI - Analyst

Thank you very much.

Operator

Thank you. Your next question comes from [Douglas Tsao] with Barclays.

Douglas Tsao - Barclays Capital - Analyst

Good morning. Joe, maybe to follow up Ronny’s question, it might be helpful to give some perspective in terms of the earnings power that you see in the Company. You have referred to the revenue targets that you are thinking about for Base Plus-Plus, but when people are trying to assess the valuation that Mylan’s offer represents, should people think about consensus numbers as they are for 2016 and 2017 as a reference point for the earnings power in Perrigo? Or would you argue that consensus perhaps under captures the standalone value that you can create?

Joe Papa - Perrigo Company PLC - Chairman and CEO

This is the question, as you know, we are an Irish Company, there are certain requirements of what we can say and we can’t say. I think the best way to answer this question is to think about historically what Perrigo has accomplished. As a Company we have generated 970% total shareholder returns in the past nine years, so that’s point one. Point two, if you think about our growth rates and our trajectory rate, we have grown by 5% to 10% on the organic side for revenue, and added to that additional 5% to 10% for a compound annual growth rate on our revenue of somewhere in the mid-teens, around 15%. If you take a look at what we have done for the bottom line it is essentially twice that, a little bit less than that, but approximately twice that. I think as you think about the Perrigo Company, as you think about our growth, you have to put that into the equation.

The only other thing I would add to what has been said by Judy and myself, the other thing to consider is, as you think about what we have now in front of us, we have a significant number of new product introductions. We have the opportunity for the Mucinex family of products that have now been approved. We have the opportunity for a Flonase product through a partner. We have the opportunity, as we talked about, launching $1 billion of new products over the next three years. It is those types of metrics that will drive the bottom line for the Perrigo Company, and gives us great comfort in how we think about the future of where we are going as a Company. And we believe that this is a bad deal, we can do better by ourselves.

Douglas Tsao - Barclays Capital - Analyst

Joe, just to follow up quickly. So in terms of forecasting forward, you think that your past performance is a pretty fair metric for how people should think about the earnings potential, and given the fact that we are getting close to being [much] way through — or through 2015, people should think about that when they apply those historical growth rates for 2016 and 2017?

Joe Papa - Perrigo Company PLC - Chairman and CEO

I’d say it the [following], and Judy may want to add additional comments. I think the best thing we can say is our performance and our goals, as we think about this, is really the outline of our Base Plus-Plus-Plus. We have a goal in place to grow our revenue 5% to 10%. Traditionally when we grow something 5% to 10% on the top line we tend to do significantly more, almost double that of the bottom line, as has historically been our track record. That is the kind of goal that we have. On top of that, as we have talked about several different times here, we expect to do additional M&A. We’ve done four transactions during this Mylan unsolicited offer. We expect we will do more for the future. Judy, do you have anything to add?

Judy Brown - Perrigo Company PLC - EVP and CFO

Just elaborating what we have said in previous discussions since we have been under Irish takeover rules, is that we anticipate that top line of 5% to 10%. Our goals, our focus as a Management team has and will continue to be growing the bottom line by a rate greater than that. At this stage, we are not able to give specific guidance again, because of the specificity of the rules and forward-looking numbers.

Douglas Tsao - Barclays Capital - Analyst

Okay, great, thank you.

Joe Papa - Perrigo Company PLC - Chairman and CEO

Let me try to wrap this up right now. I first and foremost thank everyone for their interest in the Perrigo Company. I thank you very much for the questions you have asked today. I just want to comment, maybe in closing, a couple things.

Number one, we think this is a bad deal. I’ve said that a couple of times. We think that the premium that’s being offered is insulting. We believe that Mylan can’t win on accretion, they can’t win on growth, and for that reason, they can’t win on any of the financial metrics we believe that Perrigo has a very strong future as a standalone company. And I think about us today, and where we will be a year from now, I think we will be a stronger, better, more valuable company a year from now than we are today.

Other comments that I want to make sure everyone hears is that we intend to be very busy and very active with all of you. We will be out there meeting with as many investors as possible over the next weeks and months ahead. I would ask all of you, if there’s any specific questions you have for us to get those questions to us, and we will make sure we get the answers to your questions. Once again, Perrigo Company is a shareholder-based company. A Company that is going to make sure we address the needs of all of our shareholders.

Thank you, everyone, for your attention today. Have a great day.

Operator

Ladies and gentlemen, thank you for joining today’s conference. That concludes the conference. You may now disconnect.

Forward Looking Statements

Certain statements in this communication are forward-looking statements. These statements relate to future events or Perrigo’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Perrigo or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,“estimate,” “predict,” “potential” or other comparable terminology. Perrigo has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While Perrigo believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited offer. These and other important factors, including those discussed under “Risk Factors” in Perrigo’s Form 10-K for the year ended June 27, 2015, as well as the Perrigo’s subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this communication are made only as of the date hereof, and unless otherwise required by applicable securities laws, Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.